March 19, 2019

Rustin Welton
Chief Financial Officer
Kontoor Brands, Inc.
400 N. Elm Street
Greensboro, North Carolina

       Re: Kontoor Brands, Inc.
           Amendment 1 to Draft Registration Statement on Form 10
           Submitted March 5, 2019
           CIK No. 0001760965

Dear Mr. Welton:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 1 to Draft Registration Statement on Form 10 Submitted March 5, 2019

General

1. We note that your forum selection provision identifies the North Carolina Business Court
       (or another state or federal court located in North Carolina, if a dispute does not qualify for designation to the North Carolina Business Court or the North Carolina Business Court
       otherwise lacks jurisdiction) as the exclusive forum for certain litigation, including any
       "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations
 Rustin Welton
Kontoor Brands, Inc.
March 19, 2019
Page 2
      thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
Exhibit 99.1 - Preliminary Information Statement Dated March 5, 2019
Unaudited Pro Forma Combined Financial Statements, page 58

2. On page 59, you indicate that VF will generally pay the majority of certain nonrecurring costs incurred related to the Separation. Please include a pro forma adjustment to the balance sheet for transaction costs related to effecting the Separation that you, as opposed to VF, expect to incur. Provide similar pro forma adjustments to the balance sheet for any restructuring/exit costs that you expect to incur related to the operations being ceased/exited that are discussed in note (b) on page 62 and note (j) on page 65. Refer to
      Rule 11-02(b)(6) of Regulation S-X.
Combined Financial Statements
Combined Statements of Cash Flows, page F-6

3. Please revise the other assets and liabilities line item to present changes in other assets separately from other liabilities and further breakout any material components. Refer to
      ASC paragraphs 230-10-45-7 and 45-29.
        You may contact Angela Lumley at 202-551-3398 or Rufus Decker, Accounting Branch
Chief, at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pamela Howell, Special
Counsel, at 202-551-3357 with any other questions.



                                                             Sincerely,

FirstName LastNameRustin Welton                              Division of
Corporation Finance
                                                             Office of
Beverages, Apparel and
Comapany NameKontoor Brands, Inc.
                                                             Mining
March 19, 2019 Page 2
cc:       Deanna Kirkpatrick, Esq.
FirstName LastName